October 28, 2016

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust II

    Registration Statement on Form S-3

    (Filed September 30, 2016; File No. 333-213918)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, ProShares Trust II (the “Registrant”) respectfully requests acceleration of the effective date of the above-referenced Registration Statement, so that it will become effective at 5:00 p.m., Eastern Time, on October 28, 2016, or as soon thereafter as practicable.

The Registrant is aware of its responsibilities under the Securities Act of 1933 as they relate to the proposed public offering of the securities specified in the Registration Statement. The Registrant acknowledges that, should the Securities and Exchange Commission (the “Commission”) or its Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant acknowledges that the action of the Commission or its Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility from the adequacy and accuracy of the disclosure in the filing. Finally, the Registrant acknowledges that it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further comments or questions regarding this filing, please contact me at (240) 497-6578. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Robert J. Borzone Jr.

Vice President and Legal Counsel